1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F         X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No         X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

                          (Registrant)

Date January 12, 2006	By /s/ Chen Guangshui

Chen Guangshui, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON RESOLUTIONS PASSED AT THE 4TH MEETING

OF THE THIRD SESSION OF THE BOARD OF DIRECTORS

The 4th meeting of the third session of the board of directors of the Company was held on 6 January 2006 in the Company’s headquarters. Several resolutions were passed by the board of directors of the Company, which are set out in this announcement.

This announcement is made pursuant to the disclosure requirement under rule 13.09(2) of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

Notice of the 4th meeting of the third session of the board of directors of Yanzhou Coal Mining Company Limited (the “Company”) was given to the directors in writing by post or by e-mail on 26 December 2005. The meeting was held on 6 January 2006 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, the People’s Repulic of China (“PRC”). Thirteen directors were called upon for the the meeting and all of them were present, complying with the requirements of PRC laws and regulations including PRC Company Law and the Company’s articles of association. Both the calling of this meeting and its subsequent resolutions passed are lawful and valid.

After discussions and considerations, the directors unanimously resolved to pass the following resolutions:-

1.	To approve “The proposal regarding the continuing connected transactions of Yanzhou Coal Mining Company Limited”
i.	Approved the entering into of the six continuing connected transaction agreements between the Company and , Yankuang Group Corporation Limited;
ii.

Approved the Provision of Materials and Water Supply Agreement, the Provision of Labour and Services Agreement, the Provision of Electricity Agreement, the Provision of Equipment maintenance and Repair Works Agreement and the Provision of Products and Materials Agreement and the respective proposed annual amounts for the years 2006 to 2008 for the transactions contemplated under each agreement to be submitted to the first 2006 extraordinary general meeting for the independent shareholders’ approval;

iii.	Approved the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement and the relevant proposed annual amounts for the years 2006 to 2008;
iv.	Approved the despatch of a circular regarding the continuing connected transactions to the shareholders and authorise a director to approve the information disclosed in the circular.

Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, who are the 5 interested directors, did not vote on this resolution. All the remaining 8 non-interested directors voted for this resolution. Please refer to the announcement in relation to the continuing connected transactions of the Company dated 10 January 2006 for further information.

2.	To approve “The proposal regarding the establishment of an independent board committee”

Approved the establishment of an independent board committee comprising all the independent non-executive directors, namely Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, and Mr. Wang Quanxi, to advise on the continuing connected transactions.

3.	To approve “The proposal regarding amendment to the articles of association of Yanzhou Coal Mining Company Limited”

Article 89 sub-paragraph 1 of the Company’s articles of association:

“When connected transactions are voted at the general meeting, the interested shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders. If under special circumstances it is impossible for those shareholders to avoid voting, the Company may, after seeking the relevant department’s consent, conduct the voting following the normal procedure and provide a detailed explanation in the announcement regarding the resolutions passed by the general meeting.”

is proposed to be amended to:

“When connected transactions are voted at the general meeting, the connected shareholders shall not participate in voting. The voting shares represented by them shall not be counted in the total number of shares validly voted. The announcement on the resolutions passed by the general meeting should fully disclose the details of voting by unconnected shareholders.”

Approved “The proposal regarding amendment to the articles of association of Yanzhou Coal Mining Company Limited” to be submitted to the first 2006 extraordinary general meeting for the shareholders’ approval.

4.	To approve “The proposal regarding the increase in the scope of business of the Consolidated Mechanical Management Centre of Yanzhou Coal Mining Company Limited”

Approved “leasing of the Company’s owned houses” to be included in the scope of business of the Consolidated Mechanical Management Centre of the Company.

5.	The Company will issue the notice of the first 2006 extraordinary general meeting separately

This announcement is made pursuant to the disclosure requirement under 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 10 January 2006

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, Zoucheng, Shandong Province, 273500 PRC
•	Telephone number: (86) 537 538 2319
•	Website: http://www.yanzhoucoal.com.cn
•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310